Vincera, Inc.

611 South Congress Avenue, Suite 350

Austin, Texas  78704

(512) 443-8749

July 27, 2005

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC  20549

Attention:

Mr. John Reynolds

Assistant Director

Office of Emerging Growth Companies

Ladies and Gentlemen:

Re:

Vincera, Inc. -- Securities and Exchange Commission File No. 333-120676

Registration Statement on Form SB-2 filed November 23, 2004, as amended

Vincera, Inc. ("Vincera") hereby requests, pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the "Act"), the consent of the Securities and Exchange Commission (the "Commission") to withdraw the registration statement on Form SB-2 filed by Vincera with the Commission on November 23, 2004, together with the amended registration statements on Form SB-2/A filed by Vincera with the Commission on January 31, 2005, March 15, 2005, March 16, 2005, April 21, 2005 and May 16, 2005 (collectively, the "Registration Statement").

Vincera has determined to terminate the offering contemplated by the Registration Statement because Vincera has not obtained the approvals of state securities regulators in a timely manner.

There was no circulation of preliminary prospectuses in connection with the proposed transaction, the Registration Statement was not declared effective by the Commission, and none of Vincera's securities were sold pursuant to the Registration Statement. Vincera may undertake a subsequent private offering in reliance on Rule 155(c) under the Act.

Vincera requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

If you have any questions or comments relating to this request for withdrawal, please contact David Wood, counsel for Vincera, at 972/458-0300.

Yours truly,

VINCERA, INC.

/s/ David R. Malmstedt

David R. Malmstedt, President and Chief Executive Officer

cc:

Mr. Jay Ingram, Securities and Exchange Commission